Sageworth Trust Company
"STOCKS REQUIRING ""13D"" REPORTING"
31-Jul-23

Percentage: 	5

	Shares	Reporting	Quantity
Stocks	Outstanding*	Level*	Managing*
------------------------------	-----------	----------	----------

INNOVATOR S&P 500 BUFFER ETF - SEPTEMBER	4275	214	502		45782C664
INNOVATOR S&P 500 POWER BUFFER ETF -AUGUST	19475	974	796		45782C680

* Quantities are expressed in units of thousands.